Mail Stop 3561

August 27, 2008

Carmine N. Stella
President
Capital Beverage Corporation
120 Rio Vista Drive
Norwood, NJ 07648

      Re: Capital Beverage Corporation
              Form 10-K/A for Fiscal Year Ended
              December 31, 2007
              Filed August 26, 2008
              File No. 001-13181

Dear Mr. Stella:

      We have completed our review of your amended Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Brian K. Bhandari
                    Branch Chief
                    Office of Beverages, Apparel and
                    Health Care Services